Publication: South China Morning Post **Date:** 27 Apr 05
Page: Classified 4 and 5 **Where Published:** Hong Kong
12 (82-836)


05007831

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

In the context of an overall review of the Group's corporate governance regime and reporting lines, which was initiated by the Company's senior management in 2004, the Company has undertaken a comprehensive Group wide review designed to elicit detailed information in relation to all connected or potentially connected transactions under the Listing Rules involving the Company or its subsidiaries. As a result of that review, the Company identified the following four series of continuing connected transactions in respect of the financial year ended 31st December, 2004, involving Indofood or its subsidiaries, which should have been previously disclosed to shareholders at the time such arrangements were entered into under the Listing Rules:

1. **Transactions relating to the Noodle Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodle business, in an aggregate amount of approximately US$14.8 million. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.
2. **Transactions relating to the Flour Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's flour business carried on by its Bogasari Flour Mills division, in an aggregate amount of approximately US$5.6 million. These transactions principally relate to the provision or purchase of raw materials or finished and packaging products and purchase of refined flour by connected persons.
3. **Transactions relating to the Distribution Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution division, in an aggregate amount of approximately US$15.4 million. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons.
4. **Transactions relating to the Continuing Financing Arrangements** – a series of continuing financing arrangements involving connected persons, in an aggregate amount of approximately US$7.4 million on the basis of the 2004 year end balance, or US$10.3 million if the maximum outstanding balance during the financial year ended 31st December 2004 is used.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of those continuing connected transactions which should have been disclosed to shareholders under the Listing Rules are set out in the body of this announcement.

ACTIONS TAKEN IN RESPECT OF THE CONTINUING CONNECTED TRANSACTIONS

Following the discovery of those transactions, the Company requested its auditors, Ernst & Young, to assist senior management of the Company and Indofood and the independent non-executive directors of the Company to conduct an examination of those transactions and all other continuing connected transactions which are not discloseable under Chapter 14A of the Listing Rules in accordance with an available exemption from the disclosure requirements under that Chapter.

Having completed that review, the independent non-executive directors of the Company have concluded that (other than as set out in the body of this announcement) each continuing connected transaction has been entered into in accordance with Rule 14A.37 of the Listing Rules.

Ernst & Young has provided a letter to the Board (with a copy to the Exchange) confirming that, subject to a limited number of exceptions which have been drawn to the attention of the Board (and which are set out in the body of this announcement), the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules.

In addition to the conclusions of the independent non-executive directors of the Company set out above, the board of directors of the Company ratified and confirmed each of the continuing connected transactions referred to in this announcement at a meeting of the board of directors of the Company held on 22nd April 2005.

LISTING RULES IMPLICATIONS

Based on the maximum aggregate values of each continuing connected transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the four series of related continuing connected transactions referred to above should have previously been disclosed to the Exchange and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules.

Under the Listing Rules, each of the assets, revenue and consideration ratios (as defined in the Listing Rules) on an annual basis for the financial year ended 31st December 2004 in respect of the maximum aggregate values of the continuing connected transactions set out in this announcement is less than 2.5%, with the profits and equity capital ratios not being applicable.

MISCELLANEOUS

The Exchange has advised the Company that the Exchange reserves the right to consider whether any further action should be taken against the Company and its directors in relation to the failure to disclose the details of those transactions required to be disclosed by the Listing Rules in respect of the financial year ended 31st December, 2004. In relation to the financial year ending 31st December, 2005, the Company will make a full announcement, as soon as practicable, in relation to those continuing connected transactions which are discloseable in respect of that financial year and will comply fully in its next Annual Report with the annual review and all other requirements of Chapter 14A of the Listing Rules applicable to the Group's continuing connected transactions.

INTRODUCTION

In the context of an overall review of the Group's corporate governance regime and reporting lines, which was initiated by the Company's senior management in 2004, the Company has undertaken a comprehensive Group wide review designed to elicit detailed information in relation to all connected or potentially connected transactions under the Listing Rules involving the Company or its subsidiaries. As a result of that review, the Company identified the following continuing connected transactions in respect of the financial year ended 31st December, 2004, involving Indofood or its subsidiaries, which should have been previously disclosed to shareholders at the time such arrangements were entered into under the Listing Rules:

1. **Transactions relating to the Noodle Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodle business, in an aggregate amount of approximately US$14.8 million. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.
2. **Transactions relating to the Flour Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's flour business carried on by its Bogasari Flour Mills division, in an aggregate amount of approximately US$5.6 million. These transactions principally relate to the provision or purchase of raw materials or finished and packaging products and purchase of refined flour by connected persons.
3. **Transactions relating to the Distribution Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution division, in an aggregate amount of approximately US$15.4 million. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons.
4. **Transactions relating to the Continuing Financing Arrangements** – a series of continuing financing arrangements involving connected persons, in an aggregate amount of approximately US$7.4 million on the basis of the 2004 year end balance, or US$10.3 million if the maximum outstanding balance during the financial year ended 31st December 2004 is used.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of those continuing connected transactions which should have been disclosed to shareholders under the Listing Rules are set out below.

A. **Transactions relating to the Noodle Business of the Indofood Group**

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Parties to the Agreement/Arrangement: Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	Period Covered by the Agreement/Arrangement: To	Transaction Amount for the Year Ended 31st December 2004 (US$ millions)
FID	DUFIL	Sales and supply of noodle seasonings from FID to DUFIL.	March 2004	March 2005	3.1
CKA	DUFIL	Sales and supply of packaging materials from CKA to DUFIL for the production of instant noodles.	March 2004	31 March 2005	1.3
Indofood	DUFIL	Trademark licensing for the non-exclusive use by DUFIL of the "Indomie" trademark owned by Indofood in the Nigerian market.	15 December 1998	Shall remain valid unless terminated by either party.	0.6
PIPS	DUFIL	Technical services agreement whereby PIPS provides technical assistance to DUFIL in connection with the latter's production of instant noodles in Nigeria.	15 December 1998	14 December 2008	0.3
FID	Pinchill	Sales and supply of noodle seasonings from FID to Pinchill.	March 2004	31 March 2005	6.4
CKA	Pinchill	Sales and supply of packaging materials from CKA to Pinchill for the production of instant noodles.	March 2004	31 March 2005	1.9
Indofood	Pinchill	Trademark licensing for the non-exclusive use by Pinchill of the "Indomie" trademark owned by Indofood in the Saudi Arabian and Middle East markets.	1 February 1995	5 years, automatically extended for the same period unless terminated by either party.	0.4
PIPS	Pinchill	Technical services agreement whereby PIPS provides technical assistance to Pinchill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East.	1 February 1995	Shall remain valid unless terminated by either party.	0.9
				Aggregate Transaction Amount	14.8

Each of the transactions relating to the Noodle Business of the Indofood Group set out above constitute continuing connected transacted transactions under Rule 14A.14 of the Listing Rules as:–

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director and CEO of Indofood; and

(ii) each of DUFIL and Pinchill are associates of the Salim Family, of which Mr. Anthoni Salim is a member.

B. **Transactions relating to the Flour Business of the Indofood Group**

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Parties to the Agreement/Arrangement: Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	Period Covered by the Agreement/Arrangement: To	Transaction Amount for the Year Ended 31st December 2004 (US$ millions)
CKA	PAB	Sales and supply of flexible packaging materials from CKA to PAB for the manufacture of biscuit products.	March 2004	31 March 2005	0.6
Bogasari	PAB	Sales and supply of flour from Bogasari to PAB for the production of biscuit products.	March 2004	31 March 2005	0.9
IBS	PAB	Sales and supply of margarine and shortenings from IBS to PAB for the manufacture of biscuit products.	March 2004	31 March 2005	0.4
SIMP	PAB	Sales and supply of cooking oil from SIMP to PAB for the manufacture of biscuit products.	March 2004	31 March 2005	0.2
IAK	Tarumatex	Sales and supply of grey fabric from Tarumatex to IAK for the production of calico bags.	March 2004	31 March 2005	1.6
Bogasari – Surabaya	Tarumatex	Sales and supply of calico bags from Tarumatex to Bogasari.	March 2004	31 March 2005	1.9
				Aggregate Transaction Amount	5.6

Each of the transactions relating to the Flour Business of the Indofood Group set out above constitute continuing connected transacted transactions under Rule 14A.14 of the Listing Rules as:–

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director and CEO of Indofood; and

(ii) each of PAB and Tarumatex are associates of the Salim Family, of which Mr. Anthoni Salim is a member.

C. **Transactions relating to the Distribution Business of the Indofood Group**

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Parties to the Agreement/Arrangement: Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	Period Covered by the Agreement/Arrangement: To	Transaction Amount for the Year Ended 31st December 2004 (US$ millions)
IAP	PAB	Distribution of PAB's biscuit products by IAP	1 April 2004	31 March 2005	6.4
IAP	LS	IAP distributes various consumer products to LS.	March 2004	31 March 2005	4.3
IAP	BD	As a sub-distributor of BD, IAP purchases Pepsicola and tea beverage products for sale in trade outlets in Indonesia.	2 January 2004	31 December 2004	4.7
				Aggregate Transaction Amount	15.4

Each of the transactions relating to the Distribution Business of the Indofood Group set out above constitute continuing connected transacted transactions under Rule 14A.14 of the Listing Rules as:–

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director and CEO of Indofood; and

(ii) each of PAB, LS and BD are associates of the Salim Family, of which Mr. Anthoni Salim is a member.

D. **Transactions relating to the Continuing Financing Arrangements**

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Parties to the Agreement/Arrangement: Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	Period Covered by the Agreement/Arrangement: To	Transaction Amount for the Year Ended 31st December 2004 (US$ millions)
Indofood	PAB	Financing – Short-term (1 year)	30 December 2004	30 December 2005	7.4 (year-end aggregate balance including both principal and accrued interest receivable)
		– Long-term (2 years)	30 December 2004	30 December 2006	7.4 (maximum aggregate balance during the year)
Indofood	PI	Financing	1 January 2004	31 December 2004	0.0 (year-end balance including both principal and accrued interest receivable) 2.9 (maximum balance during the year)
				Aggregate Transaction Amount: Year-end balance including both principal and accrued interest receivable	7.4
				Maximum balance during the year	10.3

Each of the transactions relating to the Continuing Financing Arrangements set out above constitute continuing connected transacted transactions under Rule 14A.14 of the Listing Rules as:–

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director and CEO of Indofood; and

(ii) each of PAB and PI are associates of the Salim Family, of which Mr. Anthoni Salim is a member.

ACTIONS TAKEN IN RESPECT OF THE CONTINUING CONNECTED TRANSACTIONS

Following the discovery of those transactions, the Company requested its auditors, Ernst & Young, to assist senior management of the Company and Indofood and the independent non-executive directors of the Company to conduct an examination of those transactions and all other continuing connected transactions which are not discloseable under Chapter 14A of the Listing Rules in accordance with an available exemption from the disclosure requirements under that Chapter.

Having completed that review, the independent non-executive directors of the Company have concluded pursuant to Rule 14A.37 that each continuing connected transaction has been entered into:

1. in the ordinary and usual course of business of the Company, except for the Continuing Financing Arrangements referred to in D above, where the Listing Rules state that these cannot be in the ordinary and usual course of business of a company which is not a banking company;
2. either on normal commercial terms or, in those instances where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to Indofood than terms available to or from (as appropriate) independent third parties;
3. in accordance with the relevant agreement governing them, or the relevant written memorandum recording their terms, subject to the limited number of exceptions set out below, as referred to in the letter from Ernst & Young referred to below; and
4. on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In addition to the conclusions of the independent non-executive directors of the Company set out above, the board of directors of the Company ratified and confirmed each of the continuing connected transactions referred to in this announcement at a meeting of the board of directors of the Company held on 22 April 2005.

Ernst & Young has provided a letter to the Board (with a copy to the Exchange) confirming that, subject to a limited number of exceptions which have been drawn to the attention of the Board, the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules. The limited exceptions are as follows:–

The limited exceptions contained in Ernst & Young's letter include (i) certain connected party's late settlement of invoices; (ii) Indofood divisions or units' late delivery of goods; (ii) failure of IAP to provide a bank guarantee under certain distribution agreements; (iv) certain connected parties did not use the agreed proforma invoice for ordering goods; and (v) late payment of interest on loans advanced to PAB by Indofood in respect of the Continuing Financing Arrangements.

Of the above limited exceptions, all amounts of the late payments and interest on the loans advanced to PAB by Indofood in respect of the Continuing Financing Arrangements have been received by Indofood and its subsidiaries. In respect of the remaining exceptions, Indofood will take steps to procure that goods are delivered on time, that the necessary bank guarantee from IAP is established or waived by the relevant connected party and the agreed proforma invoice is used by the relevant connected party for ordering of goods.

In addition to the limited exceptions set out above, the Group wide review revealed that a number of the agreements entered into by members of the Group in respect of the continuing connected transactions are in breach of Rule 14A.35 of the Listing Rules as:–

(i) none of the agreements set a maximum aggregate annual value ("cap") for each such continuing connected transaction. Indofood and the Company will endeavour to establish caps in the agreements in respect of any continuing connected transactions for the financial year ending 31st December 2005;

(ii) the agreements do not set out the basis of the calculation of the payments to be made under such agreement. However, as set out below, each of the directors (including the independent non-executive directors) consider that each of the continuing connected transactions referred to in this announcement have been entered into in the ordinary and usual course of business of the Company, Indofood and their respective subsidiaries (other than as set out in respect of the Continuing Financing Arrangements), on normal commercial terms and on terms no less favourable to the Company, Indofood and their respective subsidiaries; and

(iii) the agreements set out below either have no fixed term or are for a term greater than three years.

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Parties to the Agreement/Arrangement: Name of Connected Party	Nature of Agreement/Arrangement	Agreement/Arrangement: From	Agreement/Arrangement: To
Indofood	DUFIL	Trademark licensing for the non-exclusive use by DUFIL of the "Indomie" trademark owned by Indofood in the Nigerian market.	15 December 1998	Shall remain valid unless terminated by either party.
PIPS	DUFIL	Technical services agreement whereby PIPS provides technical assistance to DUFIL in connection with the latter's production of instant noodles in Nigeria.	15 December 1998	14 December 2008
Indofood	Pinchill	Trademark licensing for the non-exclusive use by Pinchill of the "Indomie" trademark owned by Indofood in the Saudi Arabian and Middle East markets.	1 February 1995	5 years, automatically extended for the same period unless terminated by either party.
PIPS	Pinchill	Technical services agreement whereby PIPS provides technical assistance to Pinchill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East.	1 February 1995	Shall remain valid unless terminated by either party.

Each of these agreements was entered into prior to the implementation of Rule 14A.35 of the Listing Rules. Indofood and the Company will take appropriate steps, on renewal or renegotiations of these agreements, to try to include provisions as to the term of these agreements that comply with Rule 14A.35(1).

Publication: South China Morning Post
Page: Classified 4 and 5
Date: 27 Apr 05
Where Published: Hong Kong

LISTING RULES IMPLICATIONS

Based on the maximum aggregate values of each continuing connected transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the four series of related continuing connected transactions referred to above should have previously been disclosed to the Exchange and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules.

REASONS FOR THE ENTERING INTO OF THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group as set out below:–

1. In respect of the transactions relating to the Noodle Business of the Indofood Group, the transactions are entered into with DUFIL and Pinehill to ensure that the instant noodle products produced by DUFIL and Pinehill under the Indomie brand are of a high quality standard such as to enable Indomie to build brand equity, in the case of DUFIL in Nigeria and, possibly over the long-term, in Africa and, in the case of Pinehill, in Saudi Arabia and the Middle East.
2. In respect of the transactions relating to the Flour Business of the Indofood Group, the transactions are entered into with PAB and Tarumatex to allow members of the Indofood Group to utilise excess capacity in their respective parts of the Flour Business and to ensure the continuous supply of the necessary fabric required for the manufacture and production of calico bags for the flour produced by the Indofood Group.
3. In respect of the transactions relating to the Distribution Business of the Indofood Group, the transactions are entered into with PAB, LS and BD to increase sales turnover and earn additional margin on the products sold by the Indofood Group, as well as to diversify the product portfolio of the Indofood Group.
4. In respect of the Continuing Financing Arrangements between Indofood and PAB, as a 50% shareholder in PAB, Indofood has extended the relevant facility to finance PAB's financing requirements. This arrangement also enables Indofood to earn a higher rate of return on the funds advanced to PAB than it would earn on any deposit of the funds in a bank. In respect of the Continuing Financing Arrangements between Indofood and PI, this arrangement enables Indofood to earn a higher rate of return on the funds advanced to PI than it would earn on any deposit of the funds in a bank.

The benefits which are expected to accrue to Indofood and the Company as a result of the transactions are the enhancement of facilities, assets and resources utilisation with profitable margins and increases in market share, revenue and operational profitability of Indofood's major businesses.

The directors (including the independent non-executive directors) consider that each of the transactions referred to in this announcement have been entered into in the ordinary and usual course of business of the Company, Indofood and their respective subsidiaries (other than as set out above in respect of the Continuing Financing Arrangements), on normal commercial terms and on terms no less favourable to the Company, Indofood and their respective subsidiaries, that such terms are fair and reasonable and that they are in their best interest of the Company, Indofood and their respective shareholders.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL and Pinehill, being the counterparties to the transactions relating to the Noodle Business of the Indofood Group, are engaged in the manufacturing and marketing of instant noodles, in the case of DUFIL, in Nigeria and, in the case of Pinehill, in Saudi Arabia and the Middle East.

PAB and Tarumatex, being the counterparties to the transactions relating to the Flour Business of Indofood Group, are engaged, in the case of PAB, in the production and marketing of biscuit products and, in the case of Tarumatex, in the manufacturing of fabrics and other textile products.

LS and BD, being the counterparties to the transactions relating to the Distribution Business of the Indofood Group, are engaged, in the case of LS, in operating supermarkets in certain major cities in Indonesia and, in the case of BD, in the distribution of Pepsi bottler products in Indonesia.

PI, a counterparty to one of the Continuing Financing Arrangements is engaged in the manufacturing of beverages products under the license of Pepsico International.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong-based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, Flour and Edible Oils and Fats are the principal businesses of Indofood. It also has interests in Food Seasonings, Snack Foods, Baby Foods, Distribution and Packaging businesses.

MISCELLANEOUS

The Exchange has advised the Company that the Exchange reserves the right to consider whether any further action should be taken against the Company and its directors in relation to the failure to disclose the details of those transactions required to be disclosed by the Listing Rules in respect of the financial year ended 31st December, 2004. In relation to the financial year ending 31st December, 2005, the Company will make a full announcement, as soon as practicable, in relation to those continuing connected transactions which are discloseable in respect of that financial year and will comply fully in its next Annual Report with the annual review and all other requirements of Chapter 14A of the Listing Rules applicable to the Group's continuing connected transactions.

DEFINITIONS

"associate"	has the meaning ascribed thereto under the Listing Rules;
"BD"	PT Buana Distrindo, an associate of the Salim Family;
"Board"	board of directors;
"Bogasari"	the flour mills division of Indofood;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange of Hong Kong Limited;
"Director(s)"	the director(s) of the Company;
"DUFIL"	De United Food Industries Ltd., an associate of the Salim Family;
"Exchange"	the Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"IAK"	PT Inti Abadi Kemasindo, a member of the Indofood Group;
"IAP"	PT Indomarco Adi Prima, a member of the Indofood Group;
"IBS"	PT Intiboga Sejahtera, a member of the Indofood Group;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LS"	PT Lion Superindo, an associate of the Salim Family;
"PAB"	PT Prima Aneka Berjaya, an associate of the Salim Family;
"PI"	PT Pepsicola Indobeverages, an associate of the Salim Family;
"Pinehill"	Pinehill Arabian Food Ltd., an associate of the Salim Family;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"PRC"	The People's Republic of China;
"Salim Family"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"SIMP"	PT Salim Ivomas Pratama and its subsidiaries, a member of the Indofood Group;
"Tarumatex"	PT Tarumatex, an associate of the Salim Family; and
"%"	percentage.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 8,978 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy Li Lai Man
Company Secretary

Hong Kong, 26th April, 2005

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*